Exhibit 99.2

OKYO Pharma Limited

Interim results for the six months to 30 September 2022

London and New York, NY, December 30, 2022 OKYO Pharma Limited (LSE: OKYO, NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announces its interim results for the six months ended 30 September 2022.

Clinical Updates:

OK-101

During the past six months the Group’s primary focus has been centered on accomplishing the filing of the investigational new drug (IND) application with the FDA on OK-101 to treat DED.

During this period, the Group completed the following:

●	topical formulation of the OK-101 drug product as well as initial stability studies
●	finalized the bioanalytical method development to support the OK-101 clinical program
●	batch manufacture of cGMP OK-101 for clinical trials
●	toxicokinetic method development
●	toxicology studies in rabbits and dogs

Both nonclinical and clinical development plans on OK-101 were reviewed with the FDA in an earlier Pre-IND meeting in February 2022 facilitated by OKYO’s contract research organization, Ora Inc, with the FDA agreeing to a first-in-human Phase 2 trial in DED patients. The FDA also concurred with OKYO’s plans for designating primary and secondary efficacy endpoints covering both a sign and a symptom of DED in the trial’s clinical protocol.

After considerable effort over the past 18 months, the Group announced on 21 November 2022 the filing of an IND on OK-101 with FDA to treat DED patients. On December 22, 2022 the Group announced that it had received FDA IND clearance for its planned Phase 2 trial in DED, which it expects to initiate in Q1 2023. The study has been designed in conjunction with, and will be managed and monitored by Ora Inc, well known for its leadership of ophthalmic clinical trial activities. The Phase 2 trial is expected to be completed in 6-9 months from enrollment of the first patient.

OK-201:

On 6 August 2019, a collaborative agreement was signed with Pedram Hamrah, MD, Professor of Ophthalmology at Tufts University School of Medicine, Boston, MA to evaluate the Group’s BAM8-22 analogues, including OK-201, as non-opioid analgesics to suppress corneal neuropathic pain using a mouse ocular pain model developed in Dr. Hamrah’s laboratory. Neuropathic corneal pain is a severe, chronic and debilitating disease with no FDA approved commercially available treatments currently available for this condition.

On 28 April 2021 the company announced positive results of OK-201, a non-opioid analgesic drug candidate delivered topically in Dr. Hamrah’s mouse neuropathic corneal pain model, as a potential drug to treat acute and chronic ocular pain. Importantly, OK-201 demonstrated a reduced corneal pain response equivalent to that of gabapentin, a commonly used oral drug for neuropathic pain. These observations demonstrated preclinical ‘proof-of-concept’ for the topical administration of OK-201 as a potential non-opioid analgesic for ocular pain.

Although the results with OK-201 were encouraging, due to subsequent success obtained with OK-101 in follow-on animal model studies utilizing the same mouse neuropathic corneal pain model, the company decided at the end of 2021 to pause further development of OK-201 to treat ocular neuropathic pain, and to turn its full attention to the development of OK-101 to treat DED.

During the past six months the Group has halted any further work on OK-201 as it focuses its full energies on obtaining IND clearance for OK-101 during the fourth quarter of 2022. This IND filing was successfully cleared and announced on 22 December 2022.

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Financial Highlights:

●	Total assets of £1.6 million (31 March 2022: £3.3 million)

●	Cash on hand of £0.6 million (31 March 2022: £2.1 million)

●	During the financial period under review, the Company reported a total comprehensive loss of £4.6 million (compared to total comprehensive loss of £1.8 million for the six months ending September 30 2021)

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

LifeSci Advisors (Investor Relations)	Irina Koffler	Irina Koffler ikoffler@lifesciadvisors.com +1-917-734-7387

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OKYO Pharma Limited

Chairman’s statement

Dear Shareholders,

I am pleased to report on the Group’s financial results for the six months ended 30 September 2022.

Results to 30 September 2022

During the six months ended 30 September 2022, the Group reported a total comprehensive loss of £4.6 million (30 September 2021: £1.8 million).

The Group’s shareholders’ equity at 30 September 2022 stood at a deficit of £0.3 million (31 March 2022: £2.2 million).

Cash was £0.6m at the end of the period (31 March 2022: £2.1 million).

On 19 May 2022, the Group announced the successful dual listing of OKYO Pharma Limited. on the U.S. Nasdaq stock exchange, concurrent with a successful capital raise of USD $2.5 million.

In August 2022, the Group secured a short-term credit facility from Tiziana Life Sciences, a related party, for $2m in order to support short term liquidity. At 30 September 2022 none of this credit facility had been drawn down.

COVID-19

We remain cognisant of the impact of coronavirus (COVID-19) on our operations and have taken the steps necessary to maintain the integrity of the Group’s assets and the health and wellbeing of our employees. COVID-19 has not had a material impact on the capability of our research partners ability to commence the next stage of our pre-clinical pipeline. Indeed, the Group has successfully raised additional funds during this pandemic, with a $2.5m raise in May 2022.

Operations in Review

OK-101 Project

On 6 December 2021 the Group announced that it anticipated the filing of an IND between October and December 2022 on OK-101 for the treatment of dry eye disease (‘DED’) and initiating a Phase 2 human clinical efficacy trial in DED patients soon thereafter. The trial is anticipated to be conducted in approximately 100 to 200 DED patients and the study is being designed in conjunction with, and will be managed and monitored by Ora, Inc., well known for its expert leadership of clinical trial activities. The Phase 2 trial is expected to be completed in 6-8 months from enrollment of the first patient.

Because the drug is designed to be administered topically to DED patients, and with the help of Ora’s deeply knowledgeable team with a proven track record of advancing drug development for dry eye as well as other ophthalmic indications, the Group anticipated that standard Phase 1 studies typically expected with orally delivered drug candidates in non-life-threatening conditions would not be required and, hence, opening the first human trial with OK-101 as a Phase 2 efficacy trial in DED patients.

On 13 December 2021 the Group announced that its drug candidate OK-101, which was developed to treat DED through its anti-inflammatory mode of action, also shows potent ocular pain reducing property in a mouse model of corneal neuropathic pain, establishing the potential of OK-101 to treat both pain and inflammation, the most common symptoms of DED. This work involved a collaboration with Pedram Hamrah, MD, Interim Chair of Ophthalmology, cornea specialist, and clinician-scientist at Tufts Medical Center, Boston. OK-101 was found to suppress corneal pain in a ciliary nerve ligation mouse model of neuropathic corneal pain developed in Dr. Hamrah’s laboratory. OK-101 was topically administered to mice in contrast to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and OK-101 was shown to reduce corneal pain essentially equivalent to that of gabapentin, a commonly used oral drug for neuropathic pain. Notably, the drug concentration of OK-101 used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity.

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Ocular pain, which can exhibit as a severe, chronic or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no FDA-approved commercial treatments currently available for this condition. The company is excited about these positive results with OK-101 in our neuropathic corneal pain model of this disease, as it indicates that OK-101’s potential to benefit patients with DED may derive from not only its anti-inflammatory activity, but also its pain-reducing potential as well.

During the past six months the Group’s primary focus has been centered on further work to accomplish the filing of the investigational new drug (IND) application with the FDA on OK-101 to treat dry eye disease (DED). During this period, the Group accomplished the following: 1) completed topical formulation of the OK-101 drug product as well as initial stability studies, 2) finalized the bioanalytical method development to support the OK-101 clinical program, 3) completed batch manufacture of cGMP OK-101 for clinical trials, 4) completed toxicokinetic method development, 5) completed toxicokinetic method development, 6) completed toxicology studies in rabbits and dogs, and 7) completed stability studies of formulated OK-101.

Both nonclinical and clinical development plans on OK-101 were reviewed with the FDA in an earlier Pre-IND meeting in February of this year facilitated by OKYO’s contract research organization, Ora Inc, with the FDA agreeing to a first-in-human Phase 2 trial in DED patients. The FDA also concurred with OKYO’s plans for designating primary and secondary efficacy endpoints covering both a sign and a symptom of DED in the trial’s clinical protocol.

Notably, after considerable effort over the past 18 months the Group announced on 21 November 2022 the filing of the IND on OK-101 with the FDA to treat DED patients. The Group is presently preparing for the initiation of a Phase 2 trial with OK-101 to treat DED patients between January and March 2023. The study has been designed in conjunction with, and will be managed and monitored by Ora Inc, well known for its leadership of ophthalmic clinical trial activities. The Phase 2 trial is anticipated to be conducted in approximately 240 DED patients and is expected to be completed in 6-8 months from enrollment of the first patient.

OK-201 Project

The company has decided at this time to postpone for the time being further drug development of OK-201 and focus its full resources on the development of its lead drug candidate OK-101 to treat DED patients.

Summary

OKYO is focusing its G-protein coupled technology platform on the development of innovative therapies for inflammatory DED and ocular neuropathic pain management. We set as our goal the filing of an IND on OK-101 to treat DED by the fourth calendar quarter of 2022, and the opening of a Phase two efficacy trial in DED patients in the first calendar quarter of 2023. To do this, over the past six months the company completed all pre-IND work needed to support the filing of the IND. A key component of this strategy was retaining the services of Ora Inc., a world-class ophthalmology contract research organization, to guide the company’s upcoming product development and lead the regulatory strategy of OK-101 for the treatment of DED.

Notably, after considerable effort over the past 18 months, the Group announced on 21 November 2022 the filing of the IND on OK-101 with FDA to treat DED patients. The Group is presently preparing for the initiation of a Phase 2 trial with OK-101 to treat DED patients between January and March 2023. The study has been designed in conjunction with, and will be managed and monitored by Ora Inc, well known for its leadership of ophthalmic clinical trial activities. The Phase 2 trial which is planned to enroll 240 DED patients is expected to be completed in 6-8 months from enrollment of the first patient.

OKYO believes that obtaining positive clinical data demonstrating the potential of OK-101 to treat DED through a successful Phase 2 clinical trial in DED patients is expected to bring considerable value to its shareholders based on OKYO’s success in the clinic.

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Other items

Principal risks and uncertainties

The Group’s principal risks and uncertainties, which could impact the Group for the remainder of the current financial year, are identified on page 14-15 of OKYO Pharma Limited’s Annual Report for the year ended 31 March 2022 which is available on the Company’s website. These risks are as follows: clinical studies fail to generate encouraging data, ability to scale up the Group, intellectual property risk, competition risk, funding risk and dependence on key personnel.

The Directors have reviewed these principal risks and uncertainties and the Directors confirm the risks are still applicable for the remainder of the year.

Important Events

On May 19, 2022, the Group announced the successful dual listing of OKYO Pharma Limited. on the U.S. Nasdaq stock exchange, concurrent with a successful capital raise of USD $2.5 million of gross proceeds.

On November 18, 2022, the Group successfully filed its IND application with the U.S. Food and Drug Administration (FDA) for the development of OK-101 to treat dry eye disease (DED). On December 18, 2022, having received no comments from FDA, the Group became authorized to commence its clinical program.

Related party transactions

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between Company and Tiziana Life Sciences Ltd for the six months ended September 30, 2022, the Company had incurred £60,718 worth of costs in relation to this agreement and as at September 30, 2022, £112,439 was due to Tiziana Life Sciences Ltd.

In August 2022, the Group secured a short-term credit facility from Tiziana Life Sciences, a related party, for $2m in order to support short term liquidity. The credit facility is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the credit facility is not repaid after the 6-month period. To date of this report, $1m has been drawn down against the credit facility.

Going Concern

The cash burn rate from the beginning of December 2022 to the end of March 2023 is projected at £2.8m ($3.3m), and the company projects that without additional financing facilities it will run out of cash in January 2023. Consequently, in the opinion of the directors there is a material uncertainty that may cause significant doubt about the Group’s ability to continue as a going concern.

The Directors are confident that the impending OK-101 clinical development program, which is about to get underway in early 2023, should provide various inflection points over a relatively short period of time which can provide financing opportunities. For example, the recent FDA approval in December 2022 of the IND filing of OK-101 to treat DED that was filed on 18 November 2022 has been extremely useful with the ongoing capital raise presently underway with the Company’s investment bankers. The initiation of the Phase II trial of OK-101 in early 2023 along with the release of top-line clinical data from that trial anticipated between October and December 2023 provide additional inflection points for future capital raises. These pivotal events in the primary clinical program for OK-101 have the benefit of being relatively near-term events (which is unusual in the general context of the normal timeframes for Phase II clinical programs to deliver meaningful data points). The Directors have consulted the Company’s investment bankers and on December 6, 2022 the Company filed a registration statement with the U.S. Securities and Exchange Commission for a secondary offering in the US for $12m.

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To meet the Company’s short-term liquidity needs, the Company secured a $2m (approximately £1.6m) short-term credit facility with a related party in order to bridge any delays in the occurrence of the anticipated clinical milestones for the OK-101 program. The credit facility is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the credit facility is not repaid after the 6-month period. The credit facility will extend the Company’s fixed cost cash burn to April 2023 without the need to raise additional funds. To date, $1m has been drawn down from the credit facility. This facility together with additional working-capital management measures were sufficient to complete the IND application on OK-101 which was filed with FDA on 18 November 2022.

With the completion of the successful IND filing of OK-101 on 18 November 2022 with the FDA, the company is presently in the position of raising funds in the US market, via the financing strategy entered into with the Company’s investment bankers. As mentioned above, the Company filed a registration statement with the U.S. Securities and Exchange Commission for a secondary offering in the US for $12m.The necessary steps are being taken to affect such a fundraise.

The Company has considered additional working-capital management and financing measures in case the fundraise is delayed beyond January 2023.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures already put in place and being planned, that sufficient funds will be forthcoming and accordingly they have prepared these interim consolidated financial statements on a going concern basis.

Statement of Directors’ responsibilities

The Directors are responsible for preparing the half-yearly financial report in accordance with applicable laws and regulations.

The Directors confirm to the best of their knowledge:

a)	The interim consolidated financial statements, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit and loss of the Company and the undertakings included in the consolidation taken as a whole; and

b)	The Chairman’s statement includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Gabriele Cerrone

Non-Executive Chairman

30 December 2022

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OKYO Pharma Limited

Consolidated statement of comprehensive income

for the six months ended 30 September 2022

	Notes	Six months ended 30 September 2022	Six months ended 30 September 2021	Year ended 31 March 2022
		(unaudited)	(unaudited)
		£	£	£
Operating expenses
Research and development		(2,142,563)	(345,778)	(952,683)
Operating expenses		(2,412,914)	(1,625,016)	(3,599,629)

Total operating loss	5	(4,555,477)	(1,970,794)	(4,552,312)

Finance expense		-	(736)	-

Loss for the period before taxation		(4,555,477)	(1,971,530)	(4,552,312)

Taxation		-	136,063	575,867

Loss for the period		(4,555,477)	(1,835,467)	(3,976,445)

Other comprehensive (loss) / income:
Items that may be reclassified to profit or loss
Exchange differences on translating foreign operations		(51,419)	(11,002)	(6,665)

Total comprehensive loss for the period attributable to the owners of the parent		(4,606,896)	(1,846,469)	(3,983,110)

Basic and diluted loss per share	11	(0.00)	(0.00)	(0.00)

The notes on pages 12 to 26 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of financial position

As at 30 September 2022

	Notes	At 30 September 2022	At 30 September 2021	At 31 March 2022
		(unaudited)	(unaudited)
		£	£	£
Non-Current Assets
Property, plant and equipment	6	5,034	3,611	3,977
Right of use asset	10	-	60,288	-

Total non-current assets		5,034	63,899	3,977

Current Assets
Cash and cash equivalents		633,625	3,849,879	2,055,508
Other receivables	7	507,577	36,928	618,737
Related party receivable	13	-	71,135	-
Current taxation receivable		442,717	155,135	594,939

Total current assets		1,583,919	4,113,077	3,269,184

Total assets		1,588,953	4,176,976	3,273,161

Equity
Share premium	12	78,667,402	76,371,173	77,183,263
CLN Reserve	12	-	89,050	-
Share options reserve	9	2,297,762	1,066,001	1,743,391
Warrants reserve	9	181,669	614,227	166,216
Foreign currency translation reserve		(52,240)	(5,158)	(821)
Retained deficit	12	(81,404,272)	(74,453,149)	(76,848,795)

Shareholders’ equity		(309,679)	3,682,144	2,243,254

Current Liabilities
Trade and other payables	8	1,786,193	413,377	994,104
Related party payable	13	112,439	20,722	35,803
Lease liability (current)	10	-	25,643	-

Total current liabilities		1,898,632	459,742	1,029,907

Lease liability (non-current)	10	-	35,090	-

Total current and non-current liabilities		1,898,632	494,832	1,029,907

Total equity and liabilities		1,588,953	4,176,976	3,273,161

The notes on pages 12 to 26 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the six months ending 30 September 2022 and restated 30 September 2021

(unaudited)	Notes	Share premium	CLN Reserve	Share options reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		£	£	£	£	£	£	£

Balance at 1 April 2022		77,183,263	-	1,743,391	166,216	(821)	(76,848,795)	2,243,254

Loss for the period		-	-	-	-	-	(4,555,477)	(4,555,477)
Exchange differences on translating foreign operations		-	-	-	-	(51,419)	-	(51,419)
Total comprehensive loss for the period		-	-	-	-	(51,419)	(4,555,477)	(4,606,896)

Contributions by and distributions to owners
Options charge	9	-	-	554,371	-	-	-	554,371
Warrants charge	9	-	-	-	15,453	-	-	15,453
Issue of shares (IPO fundraise)	12	2,001,037	-	-	-	-	-	2,001,037
IPO expenses	12	(516,898)	-	-	-	-	-	(516,898)

Balance at 30 September 2022		78,667,402	-	2,297,762	181,669	(52,240)	(81,404,272)	(309,679)

Balance at 1 April 2021 (restated)*		66,713,846	6,474,832	462,428	2,347,236	5,844	(72,150,010)	3,854,176

Loss for the period		-	-	-	-	-	(1,835,467)	(1,835,467)
Exchange differences on translating foreign operations		-	-	-	-	(11,002)		(11,002)
Total comprehensive loss for the period		-	-	-	-	(11,002)	(1,835,467)	(1,846,469)

Contributions by and distributions to owners
Options forfeiture	9	-	-	(14,220)	-	-	-	(14,220)
Options charge	9	-	-	617,793	-	-	-	617,793
Warrants charge	9	-	-	-	25,532	-	-	25,532
Exercise of warrants	9	1,652,009	-	-	(606,677)	-	-	1,045,332
Transfer between equity reserves	12	1,584,230	(364,111)	-	(1,220,119)	-	-	-
Conversion of CLN		6,421,088	(6,421,088)	-	-	-	-	-
CLN and warrant interest		-	399,417	-	68,255	-	(467,672)	-

Balance at 30 September 2021		76,371,173	89,050	1,066,001	614,227	(5,158)	(74,453,149)	3,682,144

The notes on pages 12 to 26 form an integral part of this financial information

* Refer to Note 4

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the year ended 31 March 2022

	Notes	Share premium	CLN Reserve	Share options reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		£	£	£	£	£	£	£

Balance at 1 April 2021 (restated)*		66,713,846	6,474,832	462,428	2,347,236	5,844	(72,150,010)	3,854,176

Total comprehensive loss for the period
Loss for the period		-	-	-	-	-	(3,976,445)	(3,976,445)
Exchange differences on translating foreign operations		-	-	-	-	(6,665)	-	(6,665)
Total comprehensive loss for the period		-	-	-	-	(6,665)	(3,976,445)	(3,983,110)

Contributions by and distributions to owners
Transfer between equity reserves	12	1,584,230	(425,164)	-	(1,159,066)	-	-	-
CLN and warrant interest		-	331,430	-	390,910	-	(722,340)	-
Conversion of CLN		6,381,098	(6,381,098)	-	-	-	-	-
Options charge	9	-	-	1,295,183	-	-	-	1,295,183
Options forfeiture	9	-	-	(14,220)	-	-	-	(14,220)
Exercise of warrants	9	2,504,089	-	-	(1,458,757)	-	-	1,045,332
Warrant’s charge	9	-	-	-	45,893	-	-	45,893

Balance at 31 March 2022		77,183,263	-	1,743,391	166,216	(821)	(76,848,795)	2,243,254

The notes on pages 12 to 26 form an integral part of this financial information

* Refer to Note 4

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OKYO Pharma Limited

Consolidated statement of cash flows

for the six months ended 30 September 2022

	Notes	Six months ended 30 September 2022	Six months ended 30 September 2021	Year ended 31 March 2022
		(unaudited)	(unaudited)
		£	£	£
Cash flows from operating activities

Loss for the period before taxation		(4,555,477)	(1,971,530)	(4,552,312)
Adjusted for non-cash and non-operating items:
Share options charge	9	554,371	617,793	1,295,183
Forfeiture of options		-	(14,220)	(14,220)
Warrants charge	9	15,453	25,532	45,893
Depreciation of property, plant and equipment	6	1,370	778	1,774
(Gain)/ Loss on foreign exchange		(51,419)	(11,002)	(6,758)
Depreciation of right-of-use asset	10	-	11,137	-
Gain on disposal of right of use asset		-	-	(131)
Net (increase)/decrease in related party receivables		-	(51,091)	20,044
Net increase in related party payables		76,636	20,722	35,803
Net decrease/ (increase) in other receivables	7	111,160	(5,504)	(587,313)
Net increase/ (decrease) in trade and other payables	8	792,089	(798,908)	(218,180)

Cash used in operating activities		(3,055,817)	(2,176,293)	(3,980,217)

Cash inflow from taxation		152,222	-	-

Net cash used in Operating Activities		(2,903,595)	(2,176,293)	(3,980,217)

Cash flows from investing activities
Acquisition of property, plant and equipment	6	(2,426)	-	(1,270)

Net cash used in investing activities		(2,426)		(1,270)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		2,001,037	-	-
Fundraising costs		(516,899)	-	-
Repayment of leasing liabilities	10	-	(10,824)	-
Proceeds from exercise of warrants	9	-	1,045,333	1,045,332

Cash generated from financing activities		1,484,138	1,034,509	1,045,332

(Decrease) / Increase in cash and cash equivalents		(1,421,883)	(1,141,784)	(2,936,155)

Cash and cash equivalents at beginning of period		2,055,508	4,991,663	4,991,663

Cash and cash equivalents at end of period		633,625	3,849,879	2,055,508

The notes on pages 12 to 26 form an integral part of this financial information.

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OKYO Pharma Limited

Notes to financial statements

for the six months ended 30 September 2022

1.	Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed with a standard listing on the main market of the London Stock Exchange (LSE) and on the NASDAQ Capital Market (LSE: OKYO, NASDAQ: OKYO).

The Company is developing next-generation therapeutics to improve the lives of patients with inflammatory eye diseases and chronic pain. Our goal is to develop first in class drug candidates that prevent the disease instead of controlling it, and we achieve this through our collaboration with pioneer scientists in the field.

The ultimate parent of the group is Planwise Group Limited, incorporated in the British Virgin Islands.

2.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the periods presented unless otherwise stated.

Basis of preparation

These interim consolidated financial statements of the Group for the six months ended 30 September 2022 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information or disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the consolidated financial statements and annual report for the year ended 31 March 2022. The comparative financial information for the year ended 31 March 2022 included within these financial statements does not constitute the full statutory Annual Report and Financial Statements for that period.

The Group has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its Annual Report and Financial Statements for the year ended 31 March 2022, as set out in Note 2 of that report

Basis of measurement

Functional and Presentation Currency

The financial statements of the Group and Company are presented in Pound Sterling (£) which is the Parent Company’s functional currency. All financial information presented in Pound Sterling has been rounded to the nearest pound unless stated otherwise.

Going Concern

The cash burn rate from the beginning of December 2022 to the end of March 2023 is projected at £2.8m ($3.3m), and the company projects that without additional financing facilities it will run out of cash in January 2023. Consequently, in the opinion of the directors there is a material uncertainty that may cause significant doubt about the Group’s ability to continue as a going concern.

The Directors are confident that the impending OK-101 clinical development program, which is about to get underway in early 2023, should provide various inflection points over a relatively short period of time which can provide financing opportunities. For example, the recent FDA approval in December 2022 of the IND filing of OK-101 to treat DED that was filed on 18 November 2022 has been extremely useful with the ongoing capital raise presently underway with the Company’s investment bankers. The initiation of the Phase II trial of OK-101 in early 2023 along with the release of top-line clinical data from that trial anticipated between October and December 2023 provide additional inflection points for future capital raises. These pivotal events in the primary clinical program for OK-101 have the benefit of being relatively near-term events (which is unusual in the general context of the normal timeframes for Phase II clinical programs to deliver meaningful data points). The Directors have consulted the Company’s investment bankers and on December 6, 2022 the Company filed a registration statement with the U.S. Securities and Exchange Commission for a secondary offering in the US for $12m.

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To meet the Company’s short-term liquidity needs, the Company secured a $2m (approximately £1.6m) short-term credit facility with a related party in order to bridge any delays in the occurrence of the anticipated clinical milestones for the OK-101 program. The credit facility is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the credit facility is not repaid after the 6-month period. The credit facility will extend the Company’s fixed cost cash burn to April 2023 without the need to raise additional funds. To date, $1m has been drawn down from the credit facility. This facility together with additional working-capital management measures were sufficient to complete the IND application on OK-101 which was filed with FDA on 18 November 2022.

With the completion of the successful IND filing of OK-101 on 18 November 2022 with the FDA, the company is presently in the position of raising funds in the US market, via the financing strategy entered into with the Company’s investment bankers. As mentioned above, the Company filed a registration statement with the U.S. Securities and Exchange Commission for a secondary offering in the US for $12m.The necessary steps are being taken to affect such a fundraise.

The Company has considered additional working-capital management and financing measures in case the fundraise is delayed beyond January 2023.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures already put in place and being planned, that sufficient funds will be forthcoming and accordingly they have prepared these interim consolidated financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2022

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the six months beginning on April 1, 2022, that are relevant to the Group or that have had any material impact in the six months to September 30, 2022. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group exercises control. The Group has control when it can demonstrate all of the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated upon consolidation. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board allocates resources to and assess the performance of the segments. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax credit for the year represents the total of current taxation and deferred taxation. The credit in respect of current taxation is based on the estimated taxable loss for the year. Taxable profit or loss for the year is based on the profit or loss as shown in the statement of comprehensive income, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax asset for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

13

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realised, or the deferred liability is settled. Deferred tax assets are recognised to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilised.

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any difference rebated are recognized when the cash is received from the UK tax authorities.

Foreign currency translation

Foreign currency transactions are translated using the rate of exchange applicable at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at the period-end of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

On consolidation, the assets and liabilities of foreign subsidiaries are translated into Pound Sterling at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the Group and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

At initial recognition financial assets are measured at their fair value. Subsequent measurement depends on their classification. Financial assets such as receivables, cash and cash equivalents and deposits are subsequently measured at amortised cost using the effective interest method, less loss allowance.

The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. All financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

The Group’s financial liabilities include trade and other payables.

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Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at call with banks.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Impairment of non financial assets

i)	Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

ii)	Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the statement of comprehensive income.

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Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease that is not exempt as per the criteria above, is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 11).

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, Directors or advisers are rewarded using share based payments, the fair value of the employees’, Directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets).

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used and warrants issued in return for services. A corresponding credit is made to a share based payment reserve – options, in the case of options awarded to employees, Directors, advisers and other consultants. A corresponding credit is made to a share based payment reserve – warrants, in the case of warrants issued in return for services.

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Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The relative fair value is recognised within equity and is not remeasured.

Classification of these instruments is governed by the so-called ‘fixed’ test for non-derivatives, and the ‘fixed for fixed’ test for derivatives. Under the fixed test, a non-derivative contract will qualify for equity classification only where there is no contractual obligation for the issuer to deliver a variable number of its own equity instruments. Under the fixed for fixed test, a derivative will qualify for equity classification only where it will be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. Any increase in the fixed amount related to the passage of time is deemed not to have an impact on the classification. Upon exercise of the instrument and the issue of share capital, the amount is reclassified from the warrant reserve to share capital and share premium.

Warrants issued by the Company as part of a financing transaction, are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity of the Company. No other features exist that would result in financial liability classification.

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as equity in a Convertible loan note reserve. The accrued interest on the principal amount is also recorded in the Convertible loan note reserve as it is convertible into equity. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

●	Level 1 - valued using quoted prices in active markets for identical assets;

●	Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

●	Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

3.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be key sources of estimation uncertainty:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

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The Group makes estimates as to the useful life of an option or warrant award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Group also makes estimates as to the vesting period for awards that have performance based criteria.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 8 to our consolidated interim financial statements.

4.	PRIOR PERIOD ADJUSTMENTS

Accounting for commission Convertible Loan Notes

During the year ended 31 March 2022, the Group reviewed its accounting treatment for commission Convertible Loan Notes that were issued as part of a Convertible Loan Note offering. The Group issued the commission Convertible Loan Notes in lieu of cash as commission for identifying investors to participate in the offering. In the years prior to the year ended 31 March 2022, the face value of the commission Convertible Loan Notes had been expensed to the Statement of comprehensive income. The Group recognises that the face value of the commission Convertible Loan Notes should have been recognised as a cost of fundraising and treated as a reduction to equity. The impact is a decrease in operating expenses of £434,183 in the year ended 31 March 2021.

The following tables summarise the impacts on the group’s consolidated financial statements:

Consolidated statement of financial position

As at 1 April 2021	As Previously reported	Adjustment	As restated
	£	£
Share Premium	67,148,029	(434,183)	66,713,846
Retained deficit	(72,584,193)	434,183	(72,150,010)
Other	9,290,340	-	9,290,340
Total Equity	3,854,176	-	3,854,176

5.	OPERATING LOSS

Operating loss is stated after charging:

Group	Period ended 30 September 2022	Period ended 30 September 2021	Year ended 31 March 2022
	(unaudited)	(unaudited)
	£	£	£
Director fees including bonus (excluding Chairmans bonus)	365,721	284,858	517,926
Chairman’s bonus (see below)	119,348	-	-
Audit fees payable to Mazars LLP	82,444	-	147,000
Audit fees payable to PKF Littlejohn LLP	50,000	-	-
Audit-related assurance services payable to Mazars LLP	117,150	24,000	109,014
(Gain)/loss on disposal of leases	-	-	(131)
Legal and Professional fees	493,476	-	837,089
Depreciation	1,370	778	1,774
Foreign exchange gains	(14,395)	(29,017)	(9,941)

On May 19, 2022, the Remuneration committee awarded the Non-Executive Chairman a bonus of $150,000. The committee noted that in order to support the NASDAQ offering on May 19, 2022, the Non-Executive Chairman made a late subscription for ADSs totalling $150,000. It was noted that the offering may have failed without this subscription, so it was agreed to compensate Mr Cerrone for the successful dual listing of the Company and funds raised.

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6.	PROPERTY, PLANT AND EQUIPMENT

Details of the Groups property, plant and equipment are as follows:

Group (Unaudited)	IT equipment
£
Cost
At 1 April 2022	7,443
Additions	2,426
FX adjustments	236
At 30 September 2022	10,105

Depreciation
At 1 April 2022	3,466
Charge in period	1,370
FX adjustments	235
At 30 September 2022	5,071

Net book value as at 30 September 2022	5,034

Cost
At 1 April 2021	6,045
Additions	-
At 30 September 2021	6,045

Depreciation
At 1 April 2021	1,656
Charge in period	778
At 30 September 2021	2,434

Net book value as at 30 September 2021	3,611

Group	IT equipment
£
Cost
At 1 April 2021	6,045
Additions	1,270
FX adjustments	128
7,443
Depreciation
At 1 April 2021	1,656
Charge in year	1,774
FX adjustments	36
At 31 March 2022	3,466

Net book value as at 31 March 2022	3,977

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7.	OTHER RECEIVABLES

	30 September	30 September	31 March
Group	2022	2021	2022
	£	£	£
	(unaudited)	(unaudited)

Security deposit	4,044	3,342	-
Other receivables	-	-	14,560
VAT receivable	41,115	8,528	62,879
Prepayments	462,418	25,058	541,298

	507,577	36,928	618,737

There are no differences between the carrying amount and fair value of any of the other receivables above.

Prepayments include £76,126 of prepaid invoices relating to the OK-101 project (30 September 2021: Nil, 31 March 2022: £486,823).

8.	TRADE AND OTHER PAYABLES

Group	30 September 2022	30 September 2021	31 March 2022
	£	£	£
	(unaudited)	(unaudited)
Trade payables	1,364,050	160,541	564,586
Accruals	422,143	252,836	348,408
Other creditors	-	-	-
Bonus accrual	-	-	81,110

	1,786,193	413,377	994,104

9.	SHARE OPTIONS AND WARRANTS

Options

The Parent Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. It also issues options in lieu of fees to key suppliers and collaborators. The exercise price of the option is normally equal to the market price of an ordinary share in the Parent Company at the date of grant.

	30 September 2022(unaudited)		30 September 2021 (unaudited)		31 March 2022
	Options	Weighted Average exercise price (pence)	Options	Weighted Average exercise price (pence)	Options	Weighted Average exercise price (pence)

Outstanding at 1 April	72,400,000	5.7	60,750,000	5.0	60,750,000	5.0
Granted	4,420,000	5.2	19,400,000	5.7	28,150,000	6.4
Forfeited	-	-	(16,500,000)	(4.5)	(16,500,000)	4.5
Exercised	-	-	-	-	-	-
Outstanding at period end	76,820,000	5.7	63,650.000	5.4	72,400,000	5.7

Exercisable at period end	18,037,500	5.5	2,187,500	6.2	14,437,500	5.6

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No options were exercised during the six months ended 30 September 2022 and 30 September 2021. No options were exercised during the year ended 31 March 2022.

The total outstanding fair value charge of the share option instruments is deemed to be approximately £1,073,223 (March 2022: £1,577,381). A share based payment charge for the six-month period ended 30 September 2022 of £554,371 (30 September 2021: £617,793, 31 March 2022: £1,280,963) has been expensed in the statement of comprehensive income. The share based payment charge in the six months to 30 September 2021 and the year to March 31, 2022 includes a forfeiture of £14,220.No forfeitures occurred in the six months to 30 September 2022.

The weighted average contractual life of options outstanding at 30 September 2022 is 7.13 years. (31 March 2022: 7.77 years).

Share options outstanding at 30 September 2022 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price		Share Options as at 31 March 2022 (‘000)
6 July 2018	6 July 2025	4.5	p	2,000
20 August 2020	19 August 2028	15.5	p	750
6 January 2021	5 January 2031	5	p	40,000
12 January 2021	11 January 2031	7.9	p	1,500
15 April 2021	14 April 2031	7.9	p	5,000
31 August 2021	30 August 2031	4.9	p	14,400
31 January 2022	30 January 2032	8.0	p	8,750
1 August 2022	31 July 2027	5	p	2,600
20 September 2022	19 September 2027	5	p	1,820
Total				76,820

Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options applying the assumptions below.

Historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to the Company.

The Company has not paid any dividends on share capital since its inception and does not anticipate paying dividends on its share capital in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the six months ended 30 September 2022 valued under the Black Scholes Valuation model included:

	20 Sept 2022		01 August 2022

Grant date share price	4.25	p	2.75	p
Exercise share price	5.41	p	5.01	p
Vesting periods	One year		One year

Risk free rate	3.26%		1.47%
Expected volatility	81.8%		81.2%
Expected option life	2 years		2 years

Warrants

As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (inukshuk Holdings), who will continue to be involved in the development of the Project, received 35,000,000 warrants as consideration. The warrants are exercisable at a price of 4.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. The warrants are exercisable until 17 July 2023.

In March 2020, warrants were granted over 40,000,000 shares at an exercise price of 0.55p per share in connection with a private placement. These warrants were exercised on a cashless basis in February 2022 (post a price reduction offer to 0.012p), resulting in the issuance of 39,400,000 shares.

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In March 2020, warrants were granted over 35,825,130 shares at an exercise price of 0.55p per share in connection with a private placement. These warrants were exercised in May 2021.

In April 2020, warrants were granted over 36,174,870 shares at an exercise price of 0.55p per share in connection with a private placement. These warrants were exercised in May 2021.

In May 2020, warrants were granted over 909,090 shares at an exercise price of 2.75p per share in in lieu of professional fees. The warrants are exercisable until 21 May 2023.

In July 2020, warrants were granted over 750,000 shares at an exercise price of 14p per share in in lieu of broker fees. The warrants were exercisable until 20 July 2022 and have now lapsed.

In May 2021, warrants were granted over 76,605,760 shares at an exercise price of 0.4p per share in connection with the conversion of convertible loan notes. 39,605,760 were exercised immediately and the remaining 37,000,000 were exercised on a cashless basis in February 2022 (post a price reduction offer to 0.012p), resulting in the issuance of 36,445,000 shares.

In February 2022, warrants were granted over 165,176,000 shares at an exercise price of 0.4p per share in connection with the conversion of convertible loan notes. 165,176,000 were exercised on a cashless basis in February 2022 (post a price reduction offer to 0.012p), resulting in the issuance of 162,698,360 shares.

In summary, during the year, 147,969,396 warrants were exercised for proceeds of £1,045,332, resulting in the issuance of 147,969,396 shares. 242,716,000 warrants were also exercised on a cashless basis resulting in the issuance of 238,543,360 shares.

	30 September 2022 (unaudited)		30 September 2021 (unaudited)		31 March 2022
	Warrants	Weighted Average exercise price (pence)	Warrants	Weighted Average exercise price (pence)	Warrants	Weighted Average exercise price (pence)

Outstanding at 1 April	36,659,090	4.65	185,022,726	1.5	185,022,726	0.8
Granted	-	-	76,605,760	0.4	241,781,760	0.4
Forfeited	(750,000)	14.5	-	-	-	-
Exercised	-	-	(147,969,396)	(0.71)	(390,145,396)	0.5
Outstanding at period end	35,909,090	4.46	113,659,090	1.82	36,659,090	4.65

Exercisable at period end	909,090	2.75	78,659,090	0.63	1,659,090	7.84

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model based on the assumptions below.

No warrants were granted during the six months ended 30 September 2022. A warrants share based payment charge for the six-month period ended 30 September 2022 of £15,453 (30 September 2021: £25,532, 30 March 2022: £45,893) has been expensed in the statement of comprehensive income.

The remaining fair value of the warrant instruments is deemed to be approximately £17,539 (March 2022: £32,992).

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10.	LEASES

The Group is a lessee and does not have any leases as a lessor.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

● Leases of low value assets; and

● Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the year to March 31, 2022, the Group entered into a new lease agreement on its existing office. The new lease has a term shorter than 12 months, so the Group has applied the exemption allowed by paragraph 5a in IFRS 16 in respect of short term leases and therefore has derecognised the previous lease agreement that was accounted for under IFRS 16.

Right-of-use assets Group	30 September 2022	30 September 2021	31 March 2022
	(unaudited)	(unaudited)
	£	£	£
At 1 April	-	71,425	71,425
Derecognition of right of use asset	-	-	(71,425)
Depreciation	-	(11,137)	-

Total right-of-use asset	-	60,288	-

Lease Liabilities Group	30 September 2022	30 September 2021	31 March 2022
	(unaudited)	(unaudited)
	£	£	£
At 1 April	-	71,557	71,557
Derecognition of lease liability	-	-	(71,557)
Interest expense	-	758	-
Lease payments	-	(11,582)	-

Total lease liability	-	60,733	-

Lease liabilities are presented in the statement of financial position as follows:

Group	30 September 2022	30 September 2021	31 March 2022
	(unaudited)	(unaudited)
	£	£	£
Current	-	25,643	24,742
Non Current	-	35,090	46,815

	-	60,733	71,557

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Operating Leases

At September 30, 2022, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	30 September 2022	30 September 2021	31 March 2022
	(unaudited)	(unaudited)
	£	£	£
Within one year	13,701	-	13,701

	13,701	-	13,701

11.	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	6 months to 30 September	6 months to 30 September	12 months to 31 March
	2022	2021	2022
	(unaudited)	(unaudited)

(Loss) attributable to equity holders of the Company (£)	(4,555,477)	(1,835,467)	(3,983,110)

Weighted average number of ordinary shares in issue	1,406,826,670	910,469,043	979,212,888

Basic loss per share	(0.00)	(0.00)	(0.00)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

12.	CAPITAL AND RESERVES

Capital Management

For the purpose of the Company’s capital management, capital includes called up share capital, share premium, share based payments for options, share based payments for warrants and all other equity reserves attributable to the equity holders of the parent as reflected in the statement of financial position.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise shareholder value through the optimisation of the debt and equity balance.

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at 31 March 2022 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended 31 March 2022 and the six months ended 30 September 2022 and 30 September 2021.

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Share capital and premium

The Company is authorized to issue an unlimited number of nil par value shares of a single class. The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares. Shares may be issued in one or more series of shares as the Directors may by resolution determine from time to time.

Each share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The Company may by resolution of the Directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to regulations set out in the Company’s Articles of Incorporation.

Authorised

The Company is authorised to issue an unlimited number of nil par value shares of a single class.

	Shares Number	Share capital	Share premium
Issued ordinary shares of £0.00 each		£	£

At 31 March 2021 (Restated, see note 4)	672,816,302	-	66,713,846

Exercise of warrants	386,512,756	-	2,504,089
Conversion of CLN	315,086,410	-	6,381,098
Transfer between equity reserves	-	-	1,584,230
At 31 March 2022	1,374,415,468	-	77,183,263

Issue of shares (IPO Fundraise)	40,625,000		2,001,037
IPO expenses	-	-	(516,898)
At 30 September 2022	1,415,040,468	-	78,667,402

Share options reserve

The share-based payment reserve for options represents the cost to issue share-based compensation, primarily share options, based on their grant date fair value.

Warrants reserve

The share-based payment reserve for warrants represent the cost to issue warrants based on their grant date fair value.

Convertible Loan Note reserve

The convertible loan note reserve represents the proceeds received on issuance of convertible loan notes classified as equity instruments and accrued interest.

Retained Deficit reserve

Retained earnings represent the cumulative profits/(losses) of the entity which have not been distributed to shareholders.

Translation reserve

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

Dividends

The Directors paid no dividend during the year to 31 March 2022 and 31 March 2021.

Transfer between equity reserves

The company affected a transfer between reserves in equity in order to align the values of the equity reserves with the Company’s SEC reporting on a relative fair value basis. The total amount recorded in equity remains unaltered.

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13.	RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences PLC

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between Company and Tiziana Life Sciences Ltd. For the six months ended September 30, 2022, the Company had incurred £60,718 (September 30, 2021: £42,387, March 31, 2022: £81,538) worth of costs in relation to this agreement and as at September 30, 2022, £112,439 (September 30, 2021: £20,722, March 31, 2022: £35,803) was due to Tiziana Life Sciences Ltd. As at September 30, 2022, £nil (September 30, 2021: £71,135, March 31, 2022: £nil) was receivable from Tiziana Life Sciences Ltd.

In August 2022, the Group secured a short-term credit facility from Tiziana Life Sciences, a related party, for $2m in order to support short term liquidity. The credit facility is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the credit facility is not repaid after the 6-month period. At 30 September 2022, no funds had been drawn down from the credit facility.

Gabriele Cerrone, the Company’s non-executive Chairman is also a director of Panetta Partners Ltd, a major shareholder of the company. As at 30 September 2021, there is a balance due to the Group by the Non-Executive Chairman of £71,135 for the exercise of warrants belonging to Panetta Partner Ltd. The balance was offset against fees earned by Gabriele Cerrone during the year to March 2022.

14.	COMMITMENTS AND CONTINGENCIES

The Group’s main financial commitments relate to the contractual payments in respect of its licensing agreements. Due to the uncertain nature of scientific research and development and the length of time required to reach commercialisation of the products of this research and development, pre-clinical, clinical and commercial milestone obligations are not detailed until there is a reasonable certainty that the obligation will become payable. Contractual commitments are detailed where amounts are known and certain.

●	OK-101 – We are obligated to pay to On Target Therapeutics the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:
(a)	First Patient Enrolled in a Phase I Human Clinical trial $300,000
(b)	First Patient Enrolled in a Phase II Human Clinical trial $600,000
(c)	First Patient Enrolled in a Phase III Human Clinical trial $1,500,000

●	OK-201 – The Group are committed to paying an annual license maintenance fee until the first commercial sale. The annual license maintenance fee is $15,000 until May 2021, and $10,000 thereafter.

15.	POST BALANCE SHEET EVENTS

During November 2022, the Group drew down $1m against the loan from Tiziana Life Sciences Ltd.

On 21 November 2022 the Group announced the filing of the IND on OK-101 with FDA to treat DED patients. On December 18, 2022, having received no comments from FDA, the Group became authorized to commence its clinical program.

During December 2022, the Group announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission relating to a secondary public offering of its American Depositary Shares, each of which will represent 65 of the Company’s ordinary shares of no par value each in the United States.

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